CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(thousands of Canadian dollars)

	June 30, 2007	December 31, 2006
Assets
Current assets
Cash	$13,447	$10,006
Accounts receivable and other	299,414	257,131
Fair value of risk management contracts [Note 16]	16,989	17,914
Prepaid expenses and deposits	11,356	12,713
Inventories [Note 4]	52,279	30,512
	393,485	328,276

Deferred charges and other non-current assets [Note 7]	-	25,067
Fair value of risk management contracts [Note 16]	8,859	9,843
Property, plant and equipment [Note 5]	4,256,359	4,393,832
Intangible assets [Note 6]	106,466	122,362
Goodwill	848,164	866,178
	$5,613,333	$5,745,558

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [Note 8]	$265,863	$294,582
Cash distribution payable	54,532	46,397
Current portion of convertible debentures [Note 11]	25,604	-
Fair value deficiency of risk management contracts [Note 16]	21,939	26,764
	367,938	367,743

Bank loan [Note 10]	1,047,965	1,595,663
7 7/8% Senior Notes	258,387	291,350
Convertible debentures [Note 11]	655,396	601,511
Fair value deficiency of risk management contracts [Note 16]	8,908	2,885
Asset retirement obligation [Note 9]	210,041	202,480
Employee future benefits [Note 15]	12,219	12,227
Deferred credit	688	794
Future income tax [Note 14]	177,684	-

Unitholders’ equity
Unitholders’ capital [Note 12]	3,610,830	3,046,876
Equity component of convertible debentures	41,792	36,070
Accumulated income	348,639	271,155
Accumulated distributions	(1,029,396)	(730,069)
Accumulated other comprehensive (loss) income [Note 2]	(97,758)	46,873
	2,874,107	2,670,905
	$5,613,333	$5,745,558
Commitments, contingencies and guarantees [Note 19]
Subsequent events [Note 20]
See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

((signed))
Hector J. McFadyen
Director

((signed))
Verne G. Johnson
Director

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME (UNAUDITED)
(thousands of Canadian dollars, except per Trust Unit amounts)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenue
Petroleum, natural gas, and refined product sales	$1,186,998	$309,010	$2,262,159	$533,285
Royalty expense	(53,548)	(51,907)	(103,197)	(95,022)
Risk management contracts
Realized net losses	(6,826)	(23,860)	(7,123)	(32,591)
Unrealized net gains (losses)	11,014	(115)	(3,107)	(41,112)
	1,137,638	233,128	2,148,732	364,560

Expenses
Purchased products for processing and resale	708,642	-	1,340,938	-
Operating	117,254	60,593	238,911	110,687
Transportation and marketing	12,434	4,065	22,589	5,688
General and administrative [Note 13]	16,463	8,513	26,867	14,325
Transaction charges	-	330	-	12,072
Interest and other financing charges on short term debt	577	87	4,204	237
Interest and other financing charges on long term debt	39,803	13,894	80,252	25,651
Depletion, depreciation, amortization and accretion	129,631	97,178	263,423	182,503
Foreign exchange gain	(71,098)	(12,398)	(82,358)	(11,490)
Large corporations tax and other tax	-	169	124	507
Future income tax expense (recovery) [Note 14]	177,684	-	177,684	(2,300)
Non-controlling interest	-	15	-	(65)
	1,131,390	172,446	2,072,634	337,815
Net income for the period	6,248	60,682	76,098	26,745

Cumulative Translation Adjustment	(128,491)	-	(144,631)	-
Comprehensive (loss) income for the period [Note 2]	(122,243)	60,682	(68,533)	26,745

Net income per Trust Unit, basic [Note 12]	$0.05	$0.60	$0.58	$0.29
Net income per Trust Unit, diluted [Note 12]	$0.05	$0.60	$0.58	$0.29

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)
(thousands of Canadian dollars)

		Equity			Accumulated
		Component of			Other
	Unitholders’	Convertible	Accumulated	Accumulated	Comprehensive
	Capital	Debentures	Income	Distributions	(Loss) Income	Total
					(AOCI)
					[Note 2]
At December 31, 2005	$747,312	$2,639	$135,665	$(261,282)	$-	$624,334
Issued in exchange for assets of Viking	1,638,131	-	-	-	-	1,638,131
Equity component of convertible debenture issuances
10.5% Debentures Due 2008	-	9,301	-	-	-	9,301
6.40% Debentures Due 2012	-	14,822	-	-	-	14,822
Convertible debenture conversions
9% Debentures Due 2009	318	-	-	-	-	318
8% Debentures Due 2009	824	(6)	-	-	-	818
6.5% Debentures Due 2010	3,563	(223)	-	-	-	3,340
10.5% Debentures Due 2008	3,127	(649)	-	-	-	2,478
6.40% Debentures Due 2012	21	(2)	-	-	-	19
Exchangeable share retraction	2,648	-	(556)	-	-	2,092
Exercise of unit appreciation rights and other	10,284	-	-	-	-	10,284
Issue costs	(525)	-	-	-	-	(525)
Net income	-	-	26,745	-	-	26,745
Distributions and distribution reinvestment plan	79,253	-	-	(210,701)	-	(131,448)
At June 30, 2006	$2,484,956	$25,882	$161,854	$(471,983)	$-	$2,200,709

At December 31, 2006, as restated [Note 2]	$3,046,876	$36,070	$271,155	$(730,069)	$46,873	$2,670,905
Adjustment arising from change in accounting policies [Note 2]	(49)	-	1,386	-	-	1,337
Issued for cash
February 1, 2007	143,834	-	-	-	-	143,834
June 1, 2007	230,029	-	-	-	-	230,029
Equity component of convertible debenture issuances
7.25% Debentures Due 2014	-	13,100	-	-	-	13,100
Convertible debenture conversions
9% Debentures Due 2009	168	-	-	-	-	168
8% Debentures Due 2009	416	(3)	-	-	-	413
6.5% Debentures Due 2010	-	-	-	-	-	-
10.5% Debentures Due 2008	1,426	(298)	-	-	-	1,128
6.40% Debentures Due 2012	122	(10)	-	-	-	112
7.25% Debentures Due 2013	93	(3)	-	-	-	90
7.25% Debentures Due 2014	124,302	(7,064)	-	-	-	117,238
Exercise of unit appreciation rights and other	278	-	-	-	-	278
Issue costs	(24,409)	-	-	-	-	(24,409)
Change in AOCI related to foreign currency translation adjustment	-	-	-	-	(144,631)	(144,631)
Net income	-	-	76,098	-	-	76,098
Distributions and distribution reinvestment plan	87,744	-	-	(299,327)	-	(211,583)
At June 30, 2007	$3,610,830	$41,792	$348,639	$(1,029,396)	$(97,758)	$2,874,107

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(thousands of Canadian dollars)

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Cash provided by (used in)
Operating Activities
Net income for the period	$6,248	$60,682	$76,098	$26,745
Items not requiring cash
Depletion, depreciation, amortization and accretion	129,631	97,178	263,423	182,503
Unrealized foreign exchange gain	(68,286)	(12,037)	(79,022)	(11,123)
Non-cash interest expense	2,081	378	3,973	671
Amortization of finance charges	679	772	3,160	2,206
Unrealized loss on risk management contracts [Note 16]	(11,014)	115	3,107	41,112
Future income tax expense (recovery) [Note 14]	177,684	-	177,684	(2,300)
Non-controlling interest	-	15	-	(65)
Unit based compensation expense	6,447	(675)	8,877	2,541
Amortization of office lease premium and deferred rent expense	3	(88)	6	(51)
Employee benefit obligation	988	-	1,096	-
Settlement of asset retirement obligations [Note 9]	(2,268)	(625)	(4,388)	(1,743)
Change in non-cash working capital [Note 18]	9,025	(10,134)	(91,748)	(16,751)
	251,218	135,581	362,266	223,745

Financing Activities
Issue of Trust Units, net of issue costs	218,541	(33)	354,557	(101)
Issue of convertible debentures, net of issue costs [Note 11]	-	-	220,489	-
Redemption of exchangeable shares	-	(1,022)	-	(1,022)
Bank borrowings, net [Note 10]	(266,999)	25,892	(492,370)	107,428
Financing costs	-	(964)	(273)	(1,129)
Cash distributions	(105,006)	(65,927)	(203,448)	(111,168)
Change in non-cash working capital [Note 18]	5,261	(5,469)	11,463	(18,770)
	(148,203)	(47,523)	(109,582)	(24,762)

Investing Activities
Additions to property, plant and equipment	(58,092)	(54,230)	(211,462)	(157,469)
Business acquisitions	-	-	(30,264)	-
Property acquisitions	(7,975)	(290)	(11,086)	(23,672)
Property dispositions	29,776	-	32,198	-
Change in non-cash working capital [Note 18]	(53,481)	(33,538)	(29,478)	(17,842)
	(89,772)	(88,058)	(250,092)	(198,983)

Change in cash and cash equivalents	$13,243	$-	$2,592	$-

Effect of exchange rate changes on cash	204	-	849	-

Cash and cash equivalents, beginning of period	-	-	10,006	-

Cash and cash equivalents, end of period	$13,447	$-	$13,447	$-

Interest paid	$35,017	$14,710	$50,860	$17,282
Large corporation tax and other tax paid	$-	$206	$124	$812

See accompanying notes to these consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 30, 2007
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.     Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust" or "Harvest") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2006 and should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.     Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2007, Harvest adopted three new and revised Canadian accounting standards as issued by the Canadian Institute of Chartered Accountants respecting "Financial Instruments – Recognition and Measurement", "Financial Instruments – Presentation and Disclosure" and "Comprehensive Income".

Financial Instruments

The revised standard on Financial Instruments provides new guidance on how to recognize and measure financial instruments. It requires all financial instruments to be recorded at fair value when initially recognized. Subsequent measurement is either at fair value or amortized cost, depending on the classification of the financial instrument. Financial assets and liabilities that are held-for-trading are measured at fair value with changes in those fair values recognized in net income. Available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income. Held-to-maturity assets, loans and receivables and other liabilities are all measured at amortized cost with any related expenses or income recognized in net income. Price risk management contracts are classified as held-for-trading and are measured at fair value at initial recognition and at subsequent measurement dates. Any derivatives embedded in other financial or non-financial contracts that were entered into on or after January 1, 2001 must also be measured at fair value and recorded in the financial statements if the embedded derivative is not closely related to the host contract. Fair value of financial instruments is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows. For those items measured at amortized cost, interest expense is calculated using an effective interest rate that accretes any discount or premium over the life of the instrument so that the carrying value equals the face value at maturity.

Harvest does not have any financial assets classified as available-for-sale or held-to-maturity. The only items on Harvest’s balance sheet that are classified as held-for-trading and subsequently measured at fair value are cash and our price risk management contracts. The remainder of the financial instruments are measured at amortized cost. As well, there are no significant embedded derivatives that need to be recorded in the financial statements.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. Harvest has elected to add all other transaction costs that are directly attributable to the acquisition or issue of a financial asset or liability to the amount of the financial asset or liability that is recorded on initial recognition.

The transitional provisions of the Financial Instruments standard require retrospective adoption without restatement of these standards; therefore, our prior period financial statements have not been restated. The provisions also require all financial instruments to be remeasured using the criteria of the new standard and any change in the previous carrying amount is to be recognized as an adjustment to retained earnings on January 1, 2007. As our price risk management contracts were already measured at fair value, the most significant change for Harvest was reclassifying the deferred charges relating to our senior notes and convertible debentures and netting these amounts against the respective liability. These charges are then amortized to income using an effective interest rate. The effect of applying this new standard on January 1, 2007 was to reduce the carrying value of the following amounts as indicated with an offsetting reduction to deferred charges:

Deferred charges	$(25,067)
7 7/8% Senior notes	(9,522)
Convertible debentures	(16,882)
Unitholders’ capital	(49)
Accumulated income	1,386

See Note 16 for the additional presentation and disclosure requirements for Financial Instruments.

Other Comprehensive Income

The new standards introduce the concept of comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in Unitholders’ equity during a period arising from transactions and other events with non-owner sources. The transitional provisions of this section require that the comparative statements are restated to reflect the application of this standard only on certain items.

For Harvest, the only such item is the unrealized foreign currency translation gains or losses arising from our refining and marketing operations, which is considered a self-sustaining operation with a U.S. dollar functional currency. As the cumulative translation adjustment was presented as a separate component of Unitholders’ equity already, this restatement simply required the cumulative translation adjustment to be reclassified to accumulated other comprehensive income on the balance sheet and statement of Unitholders’ equity.

Future Accounting Changes

New accounting standards were issued on December 1, 2006 that effective January 1, 2008 require increased disclosure on financial instruments, particularly with regard to the nature and extent of risks arising from financial instruments and how the entity manages those risks. New capital disclosures are also required effective January 1, 2008 on an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any externally imposed capital requirements; and if it has not complied, the consequences of such non-compliance.

3.     Business Acquisition

On March 1, 2007, Harvest acquired all of the issued and outstanding shares of a private petroleum and natural gas corporation for $30.3 million net of working capital adjustments and transaction costs. The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition on March 1, 2007. An officer of Harvest was a director of this private corporation and received proceeds that are considered to be insignificant to both the officer and Harvest.

4.     Inventories

	June 30, 2007	December 31, 2006
Petroleum products	$42,010	$19,513
Parts and supplies	10,269	10,999
Total inventories, net	$52,279	$30,512

For the three and six month period ended June 30, 2007, inventory included valuation adjustments to the lower of cost or market of $2.5 million and $3.1 million, respectively, and these adjustments were included in "purchased products for resale and processing".

5.     Property, Plant and Equipment

		June 30, 2007		December 31, 2006
	Petroleum and	Refining and
	natural gas	marketing	Total	Total
Cost	$4,010,056	$1,215,329	$5,225,385	$5,115,032
Accumulated depletion and depreciation	(923,470)	(45,556)	(969,026)	(721,200)
Net book value	$3,086,586	$1,169,773	$4,256,359	$4,393,832

General and administrative costs of $3.9 million have been capitalized during the three month period ended June 30, 2007 (three months ended June 30, 2006 – $2.9 million), of which $1.7 million (three months ended June 30, 2006 - $639,000) relate to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. For the six month period ended June 30, 2007 $6.5 million (six months ended June 30, 2006 – $6.8 million) of general and administrative costs have been capitalized, of which $2.2 million (six months ended June 30, 2006 – $2.7 million) relate to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

6.     Intangible Assets

		June 30, 2007		December 31, 2006
	Cost	Accumulated	Net Book value	Net Book value
		Amortization
Engineering drawings	$94,821	$3,358	$91,463	$102,641
Marketing contracts	6,595	638	5,957	7,109
Customer lists	3,992	283	3,709	4,276
Fair value of office lease	931	316	615	726
Financing costs	12,113	7,391	4,722	7,610
Total	$118,452	$11,986	$106,466	$122,362

7.     Other Non-Current Assets

	June 30, 2007	December 31, 2006
Deferred charges, net of amortization	$-	$23,659
Discount on senior notes, net of amortization	-	1,408
Total	$-	$25,067

8.     Accounts Payable and Accrued Liabilities

	June 30, 2007	December 31, 2006
Trade accounts payable	$111,650	$111,837
Accrued interest	18,288	14,367
Trust Unit Incentive Plan and Unit Award Incentive Plan [Note 13]	17,155	6,442
Other accrued liabilities	118,770	161,936
Total	$265,863	$294,582

9.     Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $696.0 million which will be incurred between 2007 and 2055. The majority of the costs will be incurred between 2025 and 2035. A credit-adjusted risk-free discount rate of 10% was used to calculate the fair value of the asset retirement obligations set-up before September 30, 2005. Upward revisions and new obligations after this date are discounted using a revised credit adjusted risk-free discount rate of 8%.

A reconciliation of the asset retirement obligations is provided below:

	June 30, 2007	December 31, 2006

Balance, beginning of period	$202,480	$110,693
Incurred on acquisition of a private corporation	1,629	-
Incurred on acquisition of Viking	-	60,493
Incurred on acquisition of Birchill	-	1,219
Liabilities incurred	1,401	2,763
Revision of estimates	-	20,544
Liabilities settled	(4,388)	(9,186)
Accretion expense	8,919	15,954
Balance, end of period	$210,041	$202,480

Harvest has gross asset retirement obligations of approximately $14.7 million relating to the refining and marketing assets that are expected to be settled after 2081. Due to the long time period prior to settlement, the discounted value today is immaterial.

10.   Bank Loan

At June 30, 2007, Harvest had $1,048.0 million drawn under its Three Year Extendible Revolving Credit Facility, of which $524.9 million is payable in U.S. dollars.

On May 7, 2007, Harvest and its lenders amended the Three Year Extendible Revolving Credit Facility to increase the aggregate commitment amount from $1.4 billion to $1.6 billion and extend the maturity date of the facility from March 31, 2009 to April 30, 2010 with respect to $1,535 million of the aggregate commitment amount. Effective May 7, 2007, the Three Year Extendible Revolving Credit Facility is comprised of $1,535 million of commitments with a maturity date of April 30, 2010 and $65 million of commitments with a maturity date of March 31, 2009.

11.   Convertible Debentures

Harvest has seven series of convertible unsecured subordinated debentures outstanding, the details of which have been outlined in Harvest’s Consolidated Financial Statements for the year ended December 31, 2006.

The following is a summary of the seven series of convertible debentures:

Conversion
	price / Trust			Second redemption
Series	Unit	Maturity	First redemption period	period
9% Debenture Due 2009	$ 13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
8% Debenture Due 2009	$ 16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
6.5% Debenture Due 2010	$ 31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
10.5% Debenture Due 2008	$ 29.00	Jan. 31, 2008	Feb. 1/06-Jan. 31/07	Feb. 1/07-Jan. 30/08
6.40% Debenture Due 2012(1)	$ 46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25% Debenture Due 2013(1)	$ 32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
7.25% Debenture Due 2014(1)	$ 27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12

(1) These series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture after the second redemption period until maturity.

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

		June 30, 2007		December 31, 2006
		Carrying			Carrying	Fair Value
	Face Value	Amount(1)	Fair Value	Face	Amount(1)
				Value
9%Debentures Due2009	$1,058	$1,038	$2,169	$1,226	$1,226	$2,280
8% Debentures Due 2009	1,824	1,776	3,466	2,239	2,229	3,731
6.5% Debentures Due 2010	37,929	35,111	40,360	37,929	35,988	37,925
10.5% Debentures Due 2008	25,498	25,604	28,838	26,621	26,824	28,085
6.40% Debentures Due 2012	174,626	167,787	173,735	174,743	167,401	159,485
7.25% Debentures Due 2013	379,407	353,691	398,377	379,500	367,843	375,705
7.25% Debentures Due 2014	105,970	95,993	127,185	-	-	-
	$726,312	$681,000	$774,130	$622,258	$601,511	$607,211

(1)Excluding the equity component.

12.   Unitholders' Capital

(a) Authorized

The authorized capital consists of an unlimited number of Ordinary Trust Units, Special Trust Units and Special Voting Units. There are no Special Trust Units or Special Voting Units outstanding at June 30, 2007; therefore, unless otherwise noted, all references to Trust Units are deemed to be references to Ordinary Trust Units.

(b) Number of Units Issued

	Six months ended	Six months ended
	June 30, 2007	June 30, 2006
Outstanding, beginning of period	122,096,172	52,982,567
Issued in exchange for assets of Viking	-	46,040,788
Issued for cash
February 1, 2007	6,146,750	-
June 1, 2007	7,302,500	-
Convertible debenture conversions
9% Debentures Due 2009	12,128	22,957
8% Debentures Due 2009	25,819	51,205
6.5% Debentures Due 2010	-	114,313
10.5% Debentures Due 2008	38,721	84,371
6.40% Debentures Due 2012	2,542	434
7.25% Debentures Due 2013	2,885	-
7.25% Debentures Due 2014	4,551,551	-
Exchangeable share retraction	-	184,809
Distribution reinvestment plan issuance	3,316,725	2,442,213
Exercise of unit appreciation rights and other	10,065	293,334
Outstanding, end of period	143,505,858	102,216,991

(c) Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating net income per Trust Unit:

Net income adjustments	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net income, basic	$6,248	$60,682	$76,098	$26,745
Non-controlling interest	-	15	-	(65)
Interest on convertible debentures	-	825	-	-
Net income, diluted(1)	$6,248	$61,522	$76,098	$26,680

	Three months	Three months	Six months	Six months
Weighted average Trust Units	ended	ended	ended	ended
adjustments	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Number of Units
Weighted average Trust Units
outstanding, basic	133,815,690	101,426,503	130,420,556	91,920,385
Effect of convertible debentures	-	1,527,476	-	-
Effect of exchangeable shares	-	28,480	-	64,113
Effect of Employee Unit Incentive Plans	1,128,828	209,575	690,930	168,348
Weighted average Trust Units
outstanding, diluted(2)	134,944,518	103,192,034	131,111,486	92,152,846

(1)    Net income, diluted excludes the impact of the conversions of certain of the convertible debentures for the three month and six month periods ended June 30, 2007 of $16,594,000 and $31,688,000 respectively (three and six months ended June 30, 2006 - $3,979,000 and $7,919,000), as the impact would be anti-dilutive.

(2)    Weighted average Trust Units outstanding, diluted for the three month and six month periods ended June 30, 2007 does not include the unit impact of 25,743,388 and 25,333,076 respectively for certain of the convertible debentures (three and six months ended June 30, 2006 – 4,942,459 and 6,526,241), as the impact would be anti-dilutive.

13.   Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

As at June 30, 2007, a total of 3,934,708 (3,788,125 – December 31, 2006) Unit Appreciation Rights were outstanding under the Trust Unit Rights Incentive Plan at an average exercise price of $27.51 ($29.14 – December 31, 2006).

The following table summarizes the Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan:

	Six months ended June 30, 2007		Year ended December 31, 2006
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average Exercise
	Rights	Price	Rights	Price
Outstanding beginning of period	3,788,125	$30.81	1,305,143	$19.72
Granted	412,083	29.81	3,924,300	31.92
Exercised	(65,900)	20.24	(1,039,018)	18.58
Forfeited	(199,600)	30.93	(402,300)	37.25
Outstanding before exercise price reductions	3,934,708	30.89	3,788,125	30.81
Exercise price reductions	-	(3.38)	-	(1.67)
Outstanding, end of period	3,934,708	$27.51	3,788,125	$29.14
Exercisable before exercise price reductions	560,038	$32.72	266,125	$24.18
Exercise price reductions	-	(5.65)	-	(5.37)
Exercisable, end of period	560,038	$27.07	266,125	$18.81

The following table summarizes information about Unit Appreciation Rights outstanding at June 30, 2007:

		Outstanding			Exercisable
			Weighted Average			Weighted Average
Exercise Price	Exercise Price		Exercise Price net	Remaining		Exercise Price net
before price	net of price	At June	of price	Contractual	At June	of price
reductions	reductions	30, 2007	reductions(1)	Life (1)	30, 2007	reductions(1)
$12.19-$13.15	$2.69-$4.02	7,200	$3.61	1.4	7,200	$3.61
$13.35-$14.99	$4.41-$6.95	21,500	6.65	2.0	21,500	6.65
$18.90-$25.05	$10.94-$23.29	144,375	17.78	3.0	121,675	16.88
$26.17-$27.37	$23.74-$26.02	1,714,700	23.85	4.5	-	-
$28.59-$37.56	$22.82-$34.02	2,046,933	31.56	3.9	409,663	31.58
$12.19-$37.56	$2.69-$34.02	3,934,708	$27.51	4.1	560,038	$27.07

(1) Based on weighted average Unit Appreciation Rights outstanding.

Unit Award Incentive Plan

At June 30, 2007, 331,201 Units were outstanding under the Unit Award Incentive Plan (306,699 – December 31, 2006).

The following table summarizes the Trust Units reserved for issuance under the Unit Award Incentive Plan:

	Six months ended	Year ended
	June 30, 2007	December 31, 2006
Outstanding, beginning of period	306,699	35,365
Granted	42,962	320,905
Adjusted for distributions	22,253	27,879
Exercised	(28,197)	(41,530)
Forfeited	(12,516)	(35,920)
Outstanding, end of period	331,201	306,699

Harvest has recognized compensation expense of $7.6 million and $10.5 million for the three and six months ended June 30, 2007 respectively ($1.1 million and $9.5 million – three and six months ended June 30, 2006), including non cash compensation expense of $6.3 million and $8.7 million for the three and six months ended June 30, 2007 respectively ($675,000 recovery and $2.5 million expense – three and six months ended June 30, 2006), related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. This is reflected in general and administrative expense in the consolidated statements of income. Recoveries occur when the Trust Unit market price decreases below the previous measurement date.

14.   Income Taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 received Royal Assent which contains legislation to apply a 31.5% tax to distributions from Canadian publicly traded income trusts. The new tax is not expected to apply to Harvest until 2011 as a transition period has been established for publicly traded trusts that existed prior to November 1, 2006. As a result of the enactment of Bill C-52, we have recorded a $177.7 million future income tax expense and a future income tax liability during the three month period ended June 30, 2007. This future income tax liability represents the taxable temporary differences of the Trust, tax-effected at 31.5%, which is the rate that will be applicable in 2011 pursuant to the current legislation and Harvest’s current structure.

15.   Employee Future Benefit Plans

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to Harvest’s required contributions and was $0.2 million and $0.4 million for the three and six month periods ended June 30, 2007, respectively.

Defined Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions, set annually on December 31, are as follows:

	June 30, 2007		December 31, 2006
		Other		Other
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Discount rate	5.0%	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	7.0%	-	7.0%	-
Rate of compensation increase	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	11%	-	12%
Expected average remaining service lifetime (years)	11.7	10.8	11.7	11.1

The assets of the defined benefit plan are invested and maintain the following asset mix:

	June 30, 2007	December 31, 2006
Bonds/fixed income securities	32%	32%
Equity securities	68%	68%

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans were subject to an actuarial valuation on December 31, 2005 and the next valuation report is due no later than December 31, 2008. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2006.

	Six Months ended		Year ended
	June 30, 2007		December 31, 2006
	Pension	Other Benefit	Pension	Other Benefit
	Plans	Plans	Plans	Plans

Employee benefit obligation, beginning of period	$43,101	$6,027	$38,754	$5,315
Current service costs	1,521	184	648	88
Interest	1,187	158	546	74
Actuarial losses	816	25	3,422	601
Plan amendment	-	-	-	-
Benefits paid	(309)	(100)	(269)	(51)
Employee benefit obligation, end of period	46,316	6,294	43,101	6,027

Fair value of plan assets, beginning of period	36,576	-	31,878	-
Expected return on plan assets	1,334	-	3,181	-
Employer contributions	1,650	100	1,306	51
Employee contributions	815	-	480	-
Benefits paid	(309)	(100)	(269)	(51)
Fair value of plan assets, end of period	40,066	-	36,576	-

Funded status	(6,250)	(6,294)	(6,525)	(6,027)
Unamortized balances:
Net actuarial losses	325	-	325	-
Carrying amount	$(5,925)	$(6,294)	$(6,200)	$(6,027)

	June 30, 2007	December 31, 2006
Summary:
Pension plans	$5,925	$6,200
Other benefit plans	6,294	6,027
Carrying amount	$12,219	$12,227

Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2007 to 2016 are summarized in the commitment table [see Note 19].

The table below shows the components of the net benefit plan expense:

	Three Months ended June 30, 2007		Three months ended June 30, 2006
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$760	$92	$-	$-
Interest costs	594	79	-	-
Expected return on assets	(668)	-	-	-
Net benefit plan expense	$686	$171	$-	$-

	Six Months ended June 30, 2007		Six months ended June 30, 2006
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$1,521	$184	$-	$-
Interest costs	1,187	158	-	-
Expected return on assets	(1,334)	-	-	-
Net benefit plan expense	$1,374	$342	$-	$-

A 1% change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2006:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$2	$(2)
Impact on projected benefit obligation	16	(22)

16.  Financial Instruments and risk management contracts

Financial instruments of Harvest consist of cash, accounts receivable, long-term receivables, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, convertible debentures and senior notes. The carrying value and fair value of these financial instruments at June 30, 2007 is disclosed below by financial instrument category, as well as any related gains or losses and interest income or expense for the six months ended June 30, 2007:

				Interest
Financial Instrument	Carrying		Gains/	Income/		Other Income/
	Value	Fair Value	(Losses)	(Expense)		(Expense)

Assets Held for Trading
Cash	13,447	13,447	-		-	-
Loans and Receivables
Accounts receivable	295,831	295,831	-		-	-
Lease payments
receivable	3,583(1)	3,583	-	110	(2)	-
Liabilites Held for
Trading
Net fair value of risk
management contracts	4,999	4,999	4,188 (3)		-	-
Other Liabilities
Accounts payable	265,863	265,863	-		-	-
Cash distributions
payable	54,532	54,532	-		-	-
Bank loan	1,047,965	1,047,965	-	(37,978)	(4)	(3,160) (4)
7 7/8% Senior Notes	258,387 (6)	262,355	-	(11,805)	(5)	-
Convertible
debentures	681,000	774,130	-	(31,688)	(5)	-

(1)    Included in accounts receivable on the balance sheet.

(2)    Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income.

(3)    Included in risk management contracts - realized and unrealized gains/(losses) in the statement of income and comprehensive income.

(4)    Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The amortization of financing fees related to this liability is included in Amortization of deferred finance charges in the statement of cash flows.

(5)    Included in Interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The non-cash interest expense relating to the accretion of premiums, discounts or transaction costs that are netted against these liabilities are included in non-cash interest in the statement of cash flows.

(6)     The face value of the 77/8% Senior Notes at June 30, 2007 is $266.4 million (U.S. $250 million).

The fair value of the lease payments receivable is the present value of expected future cash flows. The fair values of the convertible debentures and the 77/8% Senior Notes are based on quoted market prices as at June 30, 2007. The risk management contracts are recorded on the balance sheet at their fair value, accordingly, there is no difference between fair value and carrying value. The bank loan is recorded at amortized cost, but there are no transaction costs associated with this and the financing costs are included in intangible assets; therefore, there is no difference between the carrying value and the fair value. Due to the short term nature of cash, accounts receivable, accounts payable and cash distributions payable, their carrying values approximate their fair values.

(a)   Risk Exposure

Harvest is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt.

(i.) Credit Risk

Petroleum and Natural Gas accounts receivable

Accounts receivable in our petroleum and natural gas operations are due from crude oil and natural gas purchasers as well as joint venture partners. These balances are due from companies in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, we try to obtain a guarantee from the parent company. If this is not possible, we perform our own internal credit review based on the purchasers past financial performance. The credit risk associated with our joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash upfront in the form of cash calls for significant capital projects. As well, most agreements have a net off provision that enables us to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to net off amounts owing from the partner that are in default. Historically, the only instances of impairment or potential impairment have been when a purchaser or partner has gone bankrupt.

Risk Management Contract Counterparties

Harvest is also exposed to credit risk from the counterparties to our risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties and by dealing with investment grade financial institutions. We have no history of impairment with these counterparties and therefore no impairment is recorded at June 30, 2007 or 2006.

Supply and Offtake Agreement Accounts Receivable (Vitol)

The Supply and Offtake Agreement entered into in conjunction with the purchase of the refinery exposed Harvest to the credit risk of Vitol Refining S.A. "Vitol" as all feedstock purchases and substantially all product sales are made with Vitol. Harvest mitigates this risk by requiring that Vitol maintain a minimum B+ credit rating as assessed by Standard and Poors. If the credit rating falls below this line additional security is required to be supplied to Harvest.

Other Accounts Receivable

Harvest does not have any significant exposure to any individual customer in its refining and marketing operations and its policy is to manage its credit risk by dealing with only financially sound customers. Credit is extended based on an evaluation of the customer’s financial condition. The carrying amount of accounts receivable reflects management’s assessment of the associated credit risks.

Harvest is also exposed to credit risk from customers due to the lease payments receivable relating to our net investment in vehicle and equipment leases. As some of the counterparties to these leases are employees or distributors, any over due amounts can be deducted from wages or commissions and therefore, the credit risk is low.

(ii.) Liquidity Risk

Harvest is exposed to liquidity risk mainly due to our outstanding bank balances and 7 7/8% Senior Notes with repayment requirements. This risk is mitigated by managing the maturity dates on our obligations and complying with the covenants.

(iii.) Market Risk

Harvest is exposed to three types of market risks: interest rate risk, foreign currency exchange rate risk and commodity price risk.

Interest rate risk

Harvest is exposed to interest rate risk on its bank loans as interest rates are determined in relation to floating market rates. Harvest’s convertible debentures and 7 7/8% Senior Notes have fixed interest rates and therefore do not create an interest rate risk. Harvest manages its exposure to interest rate risk by maintaining its debt in a combination of floating rate debt denominated in Canadian dollars and bearing interest relative to the Canadian interest rate benchmark, floating rate debt denominated in U.S. dollars and bearing interest relative to the U.S. interest benchmark rate and fixed rate debt denominated in U.S. dollars.

In addition, Harvest manages its interest rate by targeting appropriate levels of debt relative to its expected cash flow from operations.

Foreign currency exchange rate risk

Harvest is exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on its U.S. dollar denominated revenues and in respect of its refinery crude oil purchases. In addition, Harvest’s 7 7/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million) and a portion of our credit facility is drawn in U.S. dollars. Interest is payable semi-annually in U.S. dollars on the notes; therefore, any interest payable at the balance sheet date is also subject to currency exchange rate risk. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales. As well, the U.S. dollar denominated debt acts as an economic hedge to help offset the impact of exchange rate movements on commodity sales during the year and the exposure on Harvest’s net investment in North Atlantic as the functional currency of the refinery is U.S. dollars.

Commodity Price Risk

Harvest uses price risk management contracts for a portion of its crude oil, natural gas and refined product sales to manage its commodity price exposure and power costs. These contracts are recorded on the balance sheet at their fair value as of the balance sheet date, with changes from the prior period’s fair value recorded in net income for the period. These fair values are generally determined as the difference between the stated fixed price of the contract and some expected future price of the underlying asset. Variances in expected future prices expose us to commodity price risk as they will change the gain or loss that we ultimately realize on these 14 contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts and other risk management actions.

(b) Fair Values

At June 30, 2007, the net fair value deficiency reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $5.0 million ($1.9 million – December 31, 2006), which was included in the balance sheet as follows: Fair value of risk management contracts (current assets) $17.0 million, fair value of risk management contracts $8.9 million, fair value deficiency of risk management contracts (current liabilities) $21.9 million and fair value deficiency of risk management contracts $8.9 million.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at June 30, 2007:

Quantity	Type of Contract	Term	Average Price	Fair value

Foreign Currency Exchange Rate Risk Management
$8,750,667/month	U.S./Cdn dollar exchange rate swap	July – December 2007	1.1228 Cdn/U.S.	$3,394
$8,333,333/month	U.S./Cdn dollar exchange rate swap	January – June 2008	1.1099 Cdn/U.S.	2,362
				$5,756

Crude Oil Price Risk Management
20,000 bbl/d	Participating swap	July – December 2007	U.S.$58.75(a)	$(13,376)
10,000 bbl/d	Participating swap	January – June 2008	U.S.$60.00(b)	(2,097)
5,000 bbl/d	Indexed put contract – bought put	July – December 2007	U.S.$50.00(d)	60
2,500 bbl/d	Indexed put contract – sold call	July – December 2007	U.S.$50.00(d)	(10,271)
2,500 bbl/d	Indexed put contract – bought call	July – December 2007	U.S.$60.00(d)	5,690
2,500 bbl/d	Indexed put contract – sold call	July – December 2007	U.S.$70.00(d)	(1,999)
2,500 bbl/d	Indexed put contract – bought call	July – December 2007	U.S.$83.00(d)	337
				$(21,656)

Natural Gas Price Risk Management
276 GJ/d	Fixed price – natural gas contract	July – December 2007	Cdn$3.59(c)	$(125)
276 GJ/d	Fixed price – natural gas contract	January – December 2008	Cdn$4.63(c)	(257)
			Cdn$5.00-
30,000 GJ/d	Natural gas 3-way contract	July 2007 – March 2008	10.27(7.00)(e)	5,308
				$4,926

Refined Product Price Risk Management
		January – December 2008	U.S.$145.00-
10,000 bbl/d	NYMEX Heating oil 3-way contract		222.17(193.00)(f)	$(5,024)
		January – December 2008	U.S.$43.00-
6,000 bbl/d	Platt’s fuel oil 3-way contract		63.21(51.67)(g)	(1,741)
		January – December 2008	U.S.$190.00-
2,000 bbl/d	NYMEX Heating oil collar		217.50(h)	(1,132)
		January – December 2008	U.S.$51.00-
2,000 bbl/d	Platt’s fuel oil collar		58.68(i)	(754)
				$(8,651)

Electricity Price Risk Management
35 MWH	Electricity price swap contracts	July – December 2007	Cdn $56.69	$5,767
35 MWH	Electricity price swap contracts	January – December 2008	Cdn $56.69	8,859
				$14,626
Total net fair value deficiency of risk management contracts				$(4,999)

(a)    This is the average price of the price floors. Harvest realizes this price plus 67-79%, or an average of 72%, of the difference between spot price and the given floor price.

(b)    This is the average price of the price floors. Harvest realizes this price plus 67-79%, or an average of 73%, of the difference between spot price and the given floor price.

(c)    This contract contains an annual escalation factor such that the fixed price is adjusted each year.

(d)    Each group of puts and calls reflect an "indexed put option". These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price. This contract contains an annual escalation factor such that the fixed price is adjusted each year.

(e)    If the market price is below $5.00, price received is market price plus $2.00; if the market price is between $5.00 and $7.00, the price received is $7.00; if the market price is between $7.00 and the average ceiling of $10.27, the price received is market price; if the market price is over the average ceiling of $10.27, price received is the stated ceiling price.

(f)    If the market price is below $145.00, price received is market price plus $48.00; if the market price is between $145.00 and $193.00, the price received is $193.00; if the market price is between $193.00 and the average ceiling of $222.17, the price received is market price; if the market price is over the average ceiling of $222.17, price received is the stated ceiling price.

(g)    If the market price is below $43.00, price received is market price plus $8.67; if the market price is between $43.00 and $51.67, the price received is $51.67; if the market price is between $51.67 and the average ceiling of $63.21, the price received is market price; if the market price is over the average ceiling of $63.21, price received is the stated ceiling price.

(h)    If the market price is below $190.00, price received is $190.00; if the market price is between $190.00 and $217.50, the price received is market price; if the market price is over the ceiling of $217.50, price received is $217.50.

(i)    If the market price is below $51.00, price received is $51.00; if the market price is between $51.00 and the average ceiling of $56.68, the price received is market price; if the market price is over the average ceiling of $56.68, price received is the stated ceiling price.

For the three and six months ended June 30, 2007, the total unrealized gain/loss recognized in the consolidated statement of income and comprehensive income was a gain of $11.0 million and a loss of $3.1 million respectively (a loss of $0.1 million and $41.1 million – three and six months ended June 30, 2006), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

17.   Segment Information

Harvest operates in Canada and has two reportable operating segments for the three and six month periods ending June 30, 2007, Petroleum and Natural Gas and Refining and Marketing. For the three and six month periods ending June 30, 2006, Harvest’s only operating segment was the Petroleum and Natural Gas operations.

Petroleum and Natural Gas – Harvest’s petroleum and natural gas operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids.

Refining and Marketing – Harvest’s refining and marketing operations includes the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations, home heating business and the supply of refined products to commercial and wholesale customers.

	Three months ended June 30, 2007

	Refining and	Petroleum and
	Marketing(1)	Natural Gas(1)	Total
Revenue	$900,387(2)	$286,611	$1,186,998(3)
Royalties	-	(53,548)	(53,548)
Realized net loss on risk management contracts	-	(6,826)	(6,826)
Unrealized net gains (losses) on risk management contracts(4)	(3,164)	14,178	11,014
Less: expenses
Purchased products for resale and processing	708,642	-	708,642
Operating	44,921	72,333	117,254
Transportation and marketing	9,059	3,375	12,434
General and administrative	402	16,061	16,463
Depletion, depreciation, amortization and accretion	18,185	111,446	129,631
	$116,014	$37,200	$153,214

Interest and other financing charges on short term debt			577
Interest and other financing charges on long term debt			39,803
Foreign exchange gain			(71,098)
Large corporations tax and other tax			-
Future income tax			177,684
Net income			$6,248

Total Assets(1)	$1,660,754	$3,952,579	$5,613,333

Capital Expenditures
Development and other activity	$9,871	$48,221	$58,092
Property acquisitions	-	7,975	7,975
Property dispositions	-	(29,776)	(29,776)
Total expenditures	$9,871	$26,420	$36,291

Property, plant and equipment
Cost	$1,215,329	$4,010,056	$5,225,385
Less: Accumulated depletion and depreciation	(45,556)	(923,470)	(969,026)
Net book value	$1,169,773	$3,086,586	$4,256,359

Goodwill, beginning of period	$207,984	$656,248	$864,232
Reduction to goodwill	(16,068)	-	(16,068)
Goodwill, end of period	$191,916	$656,248	$848,164

(1)     Accounting policies for segments are the same as those described in the Significant Accounting Policies

(2)   Of the total Refining and Marketing revenue for the three month period ended June 30, 2007, $784.8 million is from one customer. No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)     Of the total consolidated revenue for the three months ended June 30, 2007 $402.2 million is attributable to sales in Canada, while $ 784.8 million is attributable to sales in the United States.

(4)    There is no intersegment activity with the exception of intersegment risk management contracts for the period of January 1, 2008 to December 31, 2008. For the three month period ended June 30, 2007 the net unrealized mark-to-market loss on these contracts is $3.2 million for the refining and marketing segment and the net unrealized gain is $3.2 million for the petroleum and natural gas segment.

	Six months ended June 30, 2007

	Refining and	Petroleum and
	Marketing(1)	Natural Gas(1)	Total
Revenue	$1,684,432(2)	$577,727	$2,262,159(3)
Royalties	-	(103,197)	(103,197)
Realized net loss on risk management contracts	-	(7,123)	(7,123)
Unrealized net gains (losses) on risk management contracts(4)	(3,164)	57	(3,107)
Less: expenses
Purchased products for resale and processing	1,340,938	-	1,340,938
Operating	94,282	144,629	238,911
Transportation and marketing	16,402	6,187	22,589
General and administrative	702	26,165	26,867
Depletion, depreciation, amortization and accretion	37,574	225,849	263,423
	$191,370	$64,634	$256,004

Interest and other financing charges on short term debt			4,204
Interest and other financing charges on long term debt			80,252
Foreign exchange gain			(82,358)
Large corporations tax and other tax			124
Future income tax			177,684
Net income			$76,098

Total Assets(1)	$1,660,754	$3,952,579	$5,613,333

Capital Expenditures
Development and other activity	$14,754	$196,708	$211,462
Business acquisitions	-	30,264	30,264
Property acquisitions	-	11,086	11,086
Property dispositions	-	(32,198)	(32,198)
Total expenditures	$14,754	$205,860	$220,614

Property, plant and equipment
Cost	$1,215,329	$4,010,056	$5,225,385
Less: Accumulated depletion and depreciation	(45,556)	(923,470)	(969,026)
Net book value	$1,169,773	$3,086,586	$4,256,359

Goodwill, beginning of period	$209,930	$656,248	$866,178
Reduction to goodwill	(18,014)	-	(18,014)
Goodwill, end of period	$191,916	$656,248	$848,164

(1)     Accounting policies for segments are the same as those described in the Significant Accounting Policies

(2)    Of the total Refining and Marketing revenue for the six month period ended June 30, 2007, $1,474.5 million is from one customer. No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)    Of the total consolidated revenue for the six months ended June 30, 2007 $787.7 million is attributable to sales in Canada, while $1,474.5 million is attributable to sales in the United States.

(4)    There is no intersegment activity with the exception of intersegment risk management contracts for the period of January 1, 2008 to December 31, 2008. For the six month period ended June 30, 2007 the net unrealized mark-to-market loss on these contracts is $3.2 million for the refining and marketing segment and the net unrealized gain is $3.2 million for the petroleum and natural gas segment.

18.   Change in Non-Cash Working Capital

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Changes in non-cash working capital items:
Accounts receivable	$7,147	$(18,847)	$(40,268)	$(9,921)
Prepaid expenses and deposits	2,699	770	2,024	(1,063)
Current portion of risk management contract assets	(9,008)	1,038	925	12,956
Inventory	(11,318)	-	(21,767)	-
Current portion of future income tax asset	-	-	-	22,975
Accounts payable and accrued liabilities	(20,888)	(32,957)	(31,709)	(22,965)
Cash distribution payable	5,105	631	8,135	(1,578)
Current portion of risk management contract liabilities	(8,111)	(13,628)	(4,825)	2,617
	$(34,374)	$(62,993)	$(87,485)	$3,021

Changes relating to operating activities	$9,025	$(10,134)	$(91,748)	$(16,751)
Changes relating to financing activities	5,261	(5,469)	11,463	(18,770)
Changes relating to investing activities	(53,481)	(33,538)	(29,478)	(17,842)
Add: Other non-cash changes	4,821	(13,852)	22,278	56,384
	$(34,374)	$(62,993)	$(87,485)	$3,021

19.   Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments at June 30, 2007:

(a)   North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. ("Vitol"). This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol and that for a minimum period of up to two years Vitol will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, at June 30, 2007, North Atlantic had commitments totaling approximately $671.6 million in respect of future crude oil feedstock purchases and related transportation from Vitol. Included in this total is approximately $143.4 million relating to the SOMO contract discussed below.

In June 2007 Vitol entered into a six month term contract with Iraq's State Oil Marketing Organization ("SOMO") for 33,000 bbl/day of Basrah crude oil at market prices on behalf of Harvest per the Supply and Offtake Agreement. Approximately one third of this commitment (2.0 million barrels) has already been scheduled for delivery and is included in the total feedstock commitment disclosed below.

The following is a summary of Harvest’s contractual obligations and commitments as at June 30, 2007:

	Payments Due by Period
	2007	2008	2009	2010	2011	Thereafter	Total
Debt repayments (1)	-	-	65,000	982,965	266,350	-	1,314,315
Capital commitments(2)	13,653	2,880	-	-	-	-	16,533
Operating leases(3)	3,447	6,189	5,143	2,278	299	258	17,614
Pension contributions(4)	390	1,510	1,835	2,219	2,586	19,147	27,687
Transportation agreements(5)	1,064	1,621	1,025	370	172	189	4,441
Feedstock commitments(6)	665,915	5,727	-	-	-	-	671,642
Contractual obligations	684,469	17,927	73,003	987,832	269,407	19,594	2,052,232

(1)   Assumes that the outstanding convertible debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.

(2)   Relating to drilling contracts, AFE commitments and equipment rental contracts.

(3)   Relating to building and automobile leases.

(4)   Relating to expected contributions for employee benefit plans [see Note 15].

(5)   Relating to oil and natural gas pipeline transportation agreements.

(6)   Relating to crude oil feedstock purchases and related transportation costs [see Note 19 (a) above].

20.   Subsequent Events

Subsequent to June 30, 2007, Harvest declared a distribution of $0.38 per unit for Unitholders of record on July 23, 2007, August 22, 2007 and September 24, 2007.

Between July 1, 2007 and August 10, 2007, an additional U.S. $232.0 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 19].

On June 8, 2007, Harvest entered into a pre-acquisition agreement to acquire Grand Petroleum Inc. ("Grand") pursuant to which Harvest agreed it would make an offer to purchase all of the issued and outstanding shares of Grand for $3.84 per share with the offer open for acceptance until July 26, 2007. On July 26, 2007, Harvest purchased the 21,310,419 common shares of Grand tendered to its offer for $81.8 million and extended its offer to August 9, 2007 on the same terms and conditions. On August 9, 2007, Harvest acquired an additional 5,868,377 common shares for $22.5 million and intends to subsequently acquire the remaining common shares of Grand pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta) for a further $5.5 million. Commencing in August 2007, Grand’s operating results will be included in Harvest’s revenues, expenses and capital spending.

21.   Related Party Transactions

During 2007, in the normal course of operations, Vitol Refining S.A. purchased $131.2 million of Iraqi crude oil through the Supply and Offtake Agreement at fair market value for processing, which has been sourced from a private corporation of which a director of Harvest, is a director and holds a minority ownership interest. As at June 30, 2007, no amount related to these transactions is included in accounts payable and accrued liabilities and $136.4 million is included in feedstock commitments for the purchase of Iraqi crude oil [See Note 19]. Of the U.S. $232.0 million committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. between July 1, 2007 and August 10, 2007 [see Note 20], U.S. $65.5 million of crude oil feedstock from Iraq was purchased from this private corporation.

22.   Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.